UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
SEC FILE NUMBER
019774
CUSIP NUMBER
911380
NOTIFICATION OF LATE FILING
(Check one): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: February 3, 2007
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:
Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
UNITED RETAIL GROUP, INC.
Full Name of Registrant
Former Name if Applicable
365 West Passaic Street
Address of Principal Executive Office (Street and Number)
Rochelle Park, NJ 07662
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-24(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The registrant’s Annual Report on Form 10-K for the period ended February 3, 2007 (“fiscal 2006”) could not be filed within the prescribed time period because the registrant requires additional time to complete converting the document to the SEC’s EDGAR format.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Jon Grossman	201	909-2070

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Net sales for fiscal 2006, which included 53 weeks, increased 5.3% from fiscal 2005, which included 52 weeks, to $462.1 million from $438.7 million.
In fiscal 2006, there was a provision for income taxes of $3.0 million. In contrast, in fiscal 2005, there was a benefit from income taxes of $16.8 million, principally from the reversal of the $22.6 million valuation allowance for the Company’s net loss (“NOL”) carryforwards, other net deferred tax assets and other tax attributes. The Company’s effective tax rate was positive 19.4% for fiscal 2006 in contrast to negative 146.8% for fiscal 2005.
The Company had net income of $12.6 million in fiscal 2006 and $28.3 million in fiscal 2005.
(Net sales and net income for fiscal 2006 were previously published in a press release and remain unchanged from the figures in the press release.)

United Retail Group, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

	By:	/s/ GEORGE R. REMETA
Date: April 19, 2007		Name:	George R. Remeta
		Title:	Vice Chairman and Chief Administrative Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).